4-3-02

02027458

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April [3], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

PLDT NEWS

PLDT Prices US$100 million Notes due 2007 and US$250 million Notes due 2012

Manila, Philippines, April 26, 2002 – Philippine Long Distance Telephone Company ("PLDT") announced today that it has priced its previously announced private placement of US$100 million 10.625% Notes due 2007 and US$250 million 11.375% Notes due 2012 for an aggregate principal amount of US$350 million.

The net proceeds from the sale of the notes will be used to effect the repurchase of PLDT's outstanding 8.5% Notes due 2003 and 10.625% Notes due 2004 that are tendered in its concurrent tender offer for the notes, and to repay or prepay PLDT's other short and medium term debt.

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This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities. The notes will not be registered under the United States Securities Act of 1933 (the "Securities"), and unless so registered, the notes may not be offered for sale in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This announcement may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, actions or events.

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For more information, please contact:

Anabelle Chua
Treasurer and Senior Vice President
PLDT
Tel. No. – (632) 816-8213
Fax No. – (632) 844-9099

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: April 29, 2002